The AES Corporation 4300 Wilson Boulevard Arlington, VA 22203 www.aes.com

October 4, 2016
Mr. James Allegretto
Senior Assistant Chief Accountant
Mr. Robert Babula
Staff Accountant
Ms. Christine Adams
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Commission File No. 001-12291

Dear Mr. Allegretto, Mr. Babula and Ms. Adams:
Thank you for your comment letter dated September 22, 2016 regarding the Current Report on Form 8-K (the “Form 8-K”) of The AES Corporation (the “Company” or “AES”) filed with the Securities and Exchange Commission (the “Commission”) on August 5, 2016. Our response to your comment follow.
Form 8-K Filed on August 5, 2016
Exhibit 99.1
Comment 1 - Non-GAAP Financial Measures

1.    Please explain to us why your proportional metrics do not represent individually tailored measurement methods substituted for those of GAAP. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.
Response to Comment 1
The Company respectfully asserts that its proportional metrics are not individually tailored measurement methods as prohibited by Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.
As background, in Item 1.- Business of AES’ 2015 Form 10-K, the Company discloses its ownership interest in the businesses in its portfolio. In a number of cases, the Company consolidates subsidiaries that are not wholly-owned businesses but are instead owned in partnership with non-AES shareholders. In the case of earnings, and in accordance with GAAP, the Company includes a non-controlling interest line on its income statement which reduces net income (loss) by excluding the economic interest attributed to non-AES shareholders. However, Consolidated Operating Cash Flow, in accordance with GAAP, does not exclude cash flow attributable to non-controlling interest. Accordingly, the Company’s proportional metrics are designed to exclude cash flows attributable to non-AES shareholders from Consolidated Operating Cash Flow. As further illustrated below, Proportional Free Cash Flow is lower than its nearest GAAP equivalent; however, it provides a better representation of the true economic contribution attributable to AES and its shareholders. AES’ proportional measures, as opposed to consolidated metrics, are an important tool for investors to value AES since they assign no value to cash flow attributable to non-AES shareholders.

Division of Corporation Finance
Securities and Exchange Commission	October 4, 2016

For example, the Company owns 51% of Masinloc (The Philippines), with the remaining 49% owned by non-AES shareholders. Assuming $100 in Consolidated Operating Cash Flow from Masinloc, AES would include $100 of Consolidated Operating Cash Flow in its financial statements prepared in accordance with GAAP. In presenting its Proportional Free Cash Flow, the Company would begin with Consolidated Operating Cash Flow of $100 and reduce this number by $49 (the Consolidating Operating Cash Flow attributable to non-AES shareholders), resulting in Proportional Free Cash Flow of only $51.
On an aggregate basis, the removal of cash flows attributable to non-AES shareholders results in proportional metrics that are substantially lower than the associated GAAP metric. The table below shows, for AES as a whole, the Consolidated Operating Cash Flow as compared to the non-GAAP Proportional Free Cash Flow for the past 3 years and the first half of 2016 (in millions):

	Q2 2016	2015	2014	2013
Consolidated Operating Cash Flow - GAAP	$1,363	$2,134	$1,791	$2,715
Proportional Free Cash Flow	670	1,241	891	1,271
Difference	693	893	900	1,444

The Company does not use proportional metrics to inflate, accelerate, or individually tailor its cash flows. Further, the Company does not modify its consolidation and equity method of accounting principles to include proportional balances related to unconsolidated subsidiaries that would not be recognized under GAAP. Rather, as described above, the Company is using proportional metrics to remove cash flow attributable to non-AES shareholders so that investors can value AES shares appropriately.

* * *
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Fabian Souza, Vice-President and Controller (703-682-6588) or Zafar Hasan, Vice-President and Chief Corporate Counsel (703-682-1110) if you have any questions with respect to the foregoing or if we may otherwise be of assistance.
Very truly yours,

/s/ Thomas M. O’Flynn

Thomas M. O’Flynn
Executive Vice President and
Chief Financial Officer
The AES Corporation